SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: June 30, 2022

List of materials

Documents attached hereto:

i) Press release: Introduction of Stock Compensation Plan through Restricted Stock Units (RSUs)

June 30, 2022
Sony Group Corporation

Introduction of Stock Compensation Plan
through Restricted Stock Units (RSUs)

Sony Group Corporation (the “Corporation”) today announces that the Corporation resolved at the meeting of the Compensation Committee held today to introduce a stock compensation plan where shares of its common stock are delivered after the vesting of restricted stock units (RSUs) (the “Plan”), as follows.

I. Purpose of introduction of the Plan

The Corporation introduces the Plan to the directors, officers and employees of the Corporation and its subsidiaries for the purpose of giving the recipients under the Plan (the “Recipients”) an incentive to contribute towards the improvement of the business performance of the Corporation and its subsidiaries (collectively, the “Sony Group”) and thereby improve the business performance of the Sony Group by making the economic interest, which the Recipients will receive, correspond to the business performance of the Sony Group.

At present, the Sony Group has granted, under its current stock compensation plan for the directors, officers and employees of the Corporation and its subsidiaries, stock options using stock acquisition rights, restricted stock, or both. In the future, the Corporation will consider replacing a part of such stock options or restricted stock with the Plan.

II. Overview of the Plan
1. Recipients under the Plan
The Recipients under the Plan are the Directors (including Outside Directors), Senior Executives (including Corporate Executive Officers), other officers and employees of the Corporation and the directors (including outside directors), other officers and employees of its subsidiaries.

2. Outline of the RSU
Under the Plan, the Corporation will grant the Recipients in advance the number of restricted stock units (RSUs) determined by the Corporation, and will deliver shares of common stock of the Corporation (the “Share(s)”), the number of which is the same as the number of such units (the “Number of Shares”) if the RSUs vest by a certain method, such as the Recipients holding position as directors, corporate executive officers and any other officers or employees at the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of the same article) during the period determined in advance by the Corporation. In addition, if the total number of issued shares of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the Number of Shares by multiplying it by the ratio of the consolidation or split.

3. The method and timing of delivery of the Shares
The Corporation will deliver the Shares in the Number of Shares at the timing stipulated by the Corporation after the vesting by issuing new shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of the monetary compensation receivables against the Corporation that are provided by the Corporation or its subsidiaries to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of its subsidiaries in relation to the monetary compensation receivables that are granted to such Recipients of its subsidiaries).

In addition, the amount to be paid per Share that will be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favourable to the Recipients and within the range that will be compliant with applicable laws and regulations.

4. Handling in the event where reorganization or any other events occur
If a proposal with respect to a merger agreement in which the Corporation is dissolved, a share exchange agreement or a share transfer plan in which the Corporation becomes a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver the Shares, money or shares of the other party of such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee of the Corporation or the decision of the Representative Corporate Executive Officer of the Corporation.

End

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